Exhibit 4.3

DESCRIPTION OF THE COMPANY’S COMMON STOCK
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following summary describes the material features and rights of the shares of common stock (the “common stock”) of Enterprise Bancorp, Inc. (referred to herein as “the Company,” “our,” “us,” or “we”). This summary does not purport to be a complete description of the terms and conditions of our common stock and is subject to, and qualified in its entirety by, applicable law and the provisions of our amended and restated articles of organization, as amended (the “articles of organization”), and our amended and restated by-laws (the “by-laws”), each of which is filed as an exhibit to our Annual Report on Form 10‑K for the year ended December 31, 2019 (the “2019 Form 10-K”) of which this Exhibit 4.3 is a part.

General

Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive rights to purchase any of our securities.

Shares Authorized

The Company is authorized to issue up to 40 million shares of common stock, par value $0.01 per share.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

Dividends Payable on Shares of Common Stock

In general, the holders of outstanding shares of our common stock are entitled to receive dividends if any, at such times and in such amounts as our board of directors may from time to time determine out of funds legally available for the payment of dividends after compliance with various regulatory requirements that the Company and its subsidiaries are subject to. Dividends to common stockholders are subject to the prior rights of any holders of preferred stock then outstanding. The Company currently has no shares of preferred stock outstanding.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing
Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “EBTC.”
Transfer Agent and Registrar
Our transfer agent and registrar with respect to our common stock is Computershare Trust Company, N.A.
Anti-Takeover Provisions
General. Our articles of organization and by-laws, as well as the laws of Massachusetts, may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholder. These provisions are summarized in the following paragraphs.

Authorized Shares of Capital Stock. Authorized but unissued shares of our common stock and preferred stock under our articles of organization could (within the limits imposed by applicable law and Nasdaq Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.
Beneficial Ownership Limitations. Under our articles of organization, no “Persons” (as defined in our articles of organization), group of selected Persons or Persons acting in concert may own, control or have the power to vote directly or indirectly more than 9.9% of the outstanding shares of common stock. This limitation does not apply (i) to any acquisition of shares of common stock which has been expressly approved in advance by an affirmative vote of not less than two-thirds of the continuing directors then in office, (ii) to any offer to the Company made by any underwriters selected by the Company in connection with a public offering by the Company of the Company’s capital stock, or (iii) to any Employee Stock Ownership Plan established by the Company. This beneficial ownership limitation could have the effect of preventing a shareholder from gaining or exercising control over the Company and could discourage persons from investing in our Company.
Classified Board of Directors. Our articles of organization provide that our board of directors be divided into three classes as nearly equal in number as possible, with one class to be elected annually in accordance with our by-laws, to hold office for a three-year term. Our articles of organization further provide that directors may be removed from office only for “cause” by the affirmative vote of not less than (i) the holders of two-thirds of the total votes eligible to be cast by our shareholders, or (ii) two-thirds of the members of the board of directors then in office. “Cause” is defined in our articles of organization as (a) conviction of a felony, (b) declaration of unsound mind by order of court, (c) gross dereliction of duty as determined by a majority of the board of directors, (d) commission of an action involving moral turpitude, or (e) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the Company. Having a classified board of directors could prevent or delay the ability of shareholders to remove or replace our directors, even if such action is favored by a majority of our outstanding shares of common stock.
Limitations on Right to Call Special Meetings; Shareholder Nominations and Proposal Notice Requirements. Under our articles of organization, a special meeting of our shareholders may be called only by: (i) the Chairman of the Board or the Chief Executive Officer, or (ii) by the affirmative vote of a majority of the directors then in office; provided, however, that if at the time of such call there is an Interested Shareholder, as defined in our articles of organization, any such call for a special meeting also requires the affirmative vote of a majority of the Continuing Directors, as defined in our amended and restated articles of organization, then in office. Additionally, our by-laws require that shareholder nominations and proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding shares of common stock.
Elimination of Shareholder Action by Written Consent. The by-laws eliminate the right of the Company’s shareholders to act by written consent. Shareholder action must take place at the annual or a special meeting of the Company’s shareholders.
State Anti-Takeover Laws. Chapters 110C, 110D and 110F of the Massachusetts General Laws are generally applicable to any “take-over” of a Massachusetts corporation. In general, Chapter 110F of the Massachusetts General Laws prevents an “interested shareholder” (including certain persons who own or have the right to acquire 5% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date such person became an interested shareholder unless, among other things, (i) prior to the date such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder; (ii) upon consummation of the transaction in which the interested shareholder became an interested shareholder, the interested shareholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested shareholder.
Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a “control share acquisition,” unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. Neither our amended and restated articles of organization nor our amended and restated by-laws provide that the provisions of Chapter 110D do not apply to us.
Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a “take-over bid,” defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company.
The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F, Chapter 110C, Chapter 110D and the Massachusetts Business Corporation Act.
Renewal Rights Agreement. Pursuant to that certain Renewal Rights Agreement, dated as of December 11, 2007, by and between the Company and Computershare Trust Company, N.A., as amended pursuant to that certain Amendment No. 1, dated January 5, 2018 (the “Rights Agreement”), each share of common stock includes a right to purchase under certain circumstances one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $122.50 per one one-hundredth of a preferred share, subject to adjustment, or, in certain circumstances, to receive cash, property, shares of common stock or other securities of the Corporation. The rights are not presently exercisable and remain attached to the shares of common stock until the occurrence of certain triggering events that would ordinarily be associated with an unsolicited acquisition or attempted acquisition of 10% or more of our outstanding shares of common stock. The rights will expire, unless earlier redeemed, exchanged, or otherwise rescinded by us, on January 13, 2028. The rights have no voting or dividend privileges, and unless and until they become exercisable have no dilutive effect on our earnings. The terms of the Rights Agreement are described in greater detail in Exhibit 4.4 to the 2019 Form 10-K and in the description of our preferred share purchase rights contained in the registration statement on Form 8-A12B/A and the exhibits thereto that we previously filed with the SEC.